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DIRECT DIAL (213) 687-5527 DIRECT FAX (213) 621-5527 EMAIL ADDRESS JONATHAN.KO@SKADDEN.COM	.................. TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com May 22, 2018

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Era Anagosti

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	GS Acquisition Holdings Corp
Draft Registration Statement on Form S-1
Submitted April 23, 2018
CIK No. 0001674101

Dear Ms. Anagosti:

On behalf of GS Acquisition Holdings Corp (the “Company,” “we,” or “our”), in connection with the proposed initial public offering of the Company’s securities, we have filed today Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated May 18, 2018, concerning the Company’s draft Registration Statement on Form S-1 submitted confidentially on April 23, 2018 (the “Draft Registration Statement”). The Amended Registration Statement amends the Company’s Registration Statement on Form S-1, which was publicly filed on May 18, 2018 (the “May 18th Registration Statement”).

The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment as well as other updates. For the

U.S. Securities and Exchange Commission

May 22, 2018

convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Draft Registration Statement and the May 18th Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Prospectus Cover Page

2.	Please describe the material features of your warrants as required by Item 501(b)(2) of Regulation S-K. In this regard, please disclose when the warrants will first become exercisable, when they will expire and that they will be redeemable at your option, as soon as ninety days after becoming exercisable.

The Company has revised the disclosure as requested. Please see the cover page of the prospectus included in the Amended Registration Statement.

U.S. Securities and Exchange Commission

May 22, 2018

Business Strategy, page 5

3.	We note your belief that “the diversified industrial sector presents an attractive investment opportunity” as well as disclosure highlighting Mr. Cote’s “industry experience,” “strong M&A track record,” and “operational and strategic expertise.” Please balance this disclosure with a brief discussion of any relevant adverse business developments to provide a more complete discussion of the sector. Furthermore, please disclose any prior performance information with respect to any other SPACs with which your control persons previously were or are currently associated with, or advise.

The Company has revised the disclosure as requested. Please see pages 5, 6, 129 and 130.

Private placement warrants, page 19

4.	Please revise your reference to the number of private placement warrants, to be consistent with disclosure elsewhere in the filing stating that your sponsor has subscribed to purchase an aggregate of 2,666,667 private placement warrants (or 2,866,667 warrants if the underwriters’ option to purchase additional units is exercised in full).

The Company has revised the disclosure as requested, which was initially revised in the May 18th Registration Statement. Please see page 19.

5.	You disclose that the subscription for the private placement warrants by your sponsor “was made pursuant to a private pro rata rights offering…” [emphasis added] Since disclosure appears to indicate that your sponsor was the only party subscribing for the private placement warrants, please explain the reference as to a pro rata subscription.

The Company has revised the disclosure to indicate that it will have additional stockholders (i.e., the Company’s independent director nominees) prior to the time that the Company conducts its private pro rata rights offering, which is expected to be prior to the effectiveness of the Company’s registration statement. Please see pages 17, 59, 88, and 145.

Affiliate Joint Acquisition, page 130

6.

Please expand your disclosure to identify what factors, in addition to raising more proceeds to complete a potential acquisition, would motivate any co-investments by Goldman Sachs, other GS Accounts or related affiliates, in your initial business combination. Please also describe any limitations or understandings concerning the size, premium or discount of

U.S. Securities and Exchange Commission

May 22, 2018

any co-investments. Your disclosure should give due consideration to how such co-investments may affect the rights of the public shareholders. For example, will the future issuance of securities to co-investment parties affect the approval of the business combination transaction?

The Company has revised the disclosure as requested. Please see pages 129 and 130.

Redemption of Warrants for Shares of Class A Common Stock, page 154

7.	We note your disclosure on page 156. Please materially describe the “premium” that you expect to provide to holders of the warrants as compared to the expected trading price of the warrants.

The Company has revised the disclosure to clarify that the Company has used a Black-Scholes option pricing model to value the expected trading price of the warrants based on a “fair value” of the warrants with a fixed volatility input and have removed references to a “premium” being paid. Please see page 156.

*    *    *

U.S. Securities and Exchange Commission

May 22, 2018

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko
Jonathan Ko

cc:	David M. Cote
GS Acquisition Holdings Corp

cc:	Gregg Noel
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Paul Tropp
Freshfields Bruckhaus Deringer LLP